UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL
SHAREHOLDERS’ MEETINGS HELD ON APRIL 9, 2008

I. Date, Time and Place: On April 9, 2008, at 10:00 am, at CPFL Energia S.A.’s headquarters (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, Vila Olímpia, in the City and State of São Paulo. II. Presiding Board: Chairman, Mr. Luiz Anibal de Lima Fernandes, Chairman of the Board of Directors, and Secretary, Ms. Gisélia Silva. III. Attendance: Shareholders representing more than 2/3 of the Company’s voting capital stock, as per signatures included in the Shareholders’ Attendance Book. Messrs. Wilson P. Ferreira Junior, Chief Executive Officer, José Antonio de Almeida Filippo, Chief Finance Executive Officer, Fernando Dias Gomes, Fiscal Council member, Jarib Brisola Duarte Fogaça, and Márcio José dos Santos, representatives of KPMG Auditores Independentes, also attended the meeting. IV. Call Notice: Published in the Official Gazette of the State of São Paulo, on February 29, March 1st and 4, 2008 editions and in the newspaper “Valor Econômico”, on February 29, March 3 and 4, 2008 editions. V. Agenda: A. In the Extraordinary General Meeting: (1) The creation of the position of Chief Administrative Officer and definition of the respective duties, with subsequent amendment of the Company’s Bylaws in Article 19 and inclusion of item (g) in its sole paragraph; (2) Amendment of the Company’s Bylaws to implement small changes in the text of the following provisions, to adjust them to the current corporate-governance structure adopted by the Company: (i) Article 14, amending from fifteen (15) to nine (9) the maximum number of members on the Board of Directors; (ii) Articles 16 and 21, inclusion of the term of commitment to the Company’s Shareholders’ Agreement to the list of documents required for the installation into their respective positions of the members of the Board of Directors and the Executive Board; (iii) Article 18, item (z), insertion of the term “directly or indirectly or associated companies” to ensure that this provision is applicable to all companies directly or indirectly controlled by the Company or associated to it; (iv) Article 18, Paragraphs 1 and 2, to change the minimum time for calling the meetings of the Board of Directors from ten (10) to nine (9) days and their frequency from quarterly to monthly; and (v) Article 19, sole paragraph, items (a), (b), (c), (d) and (e), to clarify that the attributions of the Officers extend to also include the Company’s subsidiaries; and (3) Amendment of the Bylaws to reflect the above mentioned resolutions (1) and (2). B. In the Ordinary General Meeting: (1) Presentation of the Management Report, examine, discuss and vote on the Company’s Financial Statements for the fiscal year ending December 31, 2007; (2) Approve the proposal for the appropriation of the net income for the fiscal year 2007 and the dividend distribution; (3) Election of statutory members and alternates to the Board of Directors and fix the global remuneration of the Board Members; and (4) Election of effective members and alternates to the Fiscal Council and fix their fees. VI. Reading of Documents, Receipt of Votes and Drawing Up of the Minutes: (1) Reading of Agenda was waived, since shareholders took cognizance thereof; (2) The declarations of vote, protests and dissenting votes perhaps presented shall be numbered, received and certified by the Presiding Board and filed at the Company’s headquarters, pursuant to Article 130, Paragraph 1 of Law No. 6,404/76; and (3) The drawing up of these present minutes in the summary format was authorized, as well as their publication omitting the signatures of all shareholders, pursuant to Article 130, Paragraphs 1 and 2 of Law No. 6,404/76.

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VII. Resolutions Taken: After examining and discussing the matters in the Agenda, shareholders resolved: A. IN THE EXTRAORDINARY GENERAL MEETING: (1) To approve, by unanimous vote, pursuant item I of Article 122 of Law No. 6,404/76, the creation of the position of Chief Administrative Officer, with the subsequent amendment of the text of the main clause of Article 19 of the Company’s Bylaws, and definition of the responsibilities, with the subsequent inclusion of item (g) in its Sole Paragraph, which will take force hereinafter with the following wordings: “Article 19 - The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Strategy and Regulation Executive Officer, one as Chief Finance Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive Officer, and one as Chief Administrative Officer.”; “(g) Of the Chief Administrative Officer, to direct and lead the information technology, procurement supplies, infrastructure and administrative logistics activities of the company and its subsidiaries; to direct the organizational management processes and systems and propose and/or divulge the internal rules; he is also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries.”; (2) To approve, by majority vote, pursuant to item I of Article 122 of Law No. 6,404/76, the amendment of the Company’s Bylaws, in order to adjust them to the changes approved in the item (1) above and the the current corporate governance structure adopted by the Company, through the following amendments and inclusions: (i) Amendment of Article 14, main clause, in order to change the maximum number of members of the Board of Directors from fifteen (15) to nine (9), which shall take force hereinafter with the following wording: “Article 14 - The Board of Directors shall be composed of at least seven (7) and not more than nine (9) members, elected by the Shareholders Meeting, of whom a minimum of twenty per cent (20%) shall be Independent Board Members”. (ii) Inclusion of the Sole Paragraph in Article 16, in order to include the signature of the term of commitment to the Company’s Shareholders Agreement among the documents required for the installation in their respective positions of the members of the Board of Directors, which shall take force hereinafter with the following wording: “Sole Paragraph: The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.” (iii) Amendment of item (z) of Article 18, in order to insert the term “directly or indirectly or associated companies” to ensure that this provision is applicable to all the companies that are directly or indirectly controlled by the Company or associated to it, which shall take force hereinafter with the following wording: “(z) previously approve any amendment to a concession contract executed by the Company or any directly or indirectly controlled company, or associated companies;” (iv) Amendment of Paragraphs 1 and 2 of Article 18, to reduce the minimum time for calling meetings of the Board of Directors from ten (10) to nine (9) days and their frequency from quarterly to monthly, where those paragraphs will take force hereinafter with the following wordings, respectively:

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“Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, they may however be held more frequently if the Chairman of Board of Directors so requests, by his own initiative or at the request of any of its member, validly resolving with the presence of the majority of the board members (with the mandatory presence among them of the Chairman or Deputy Chairman) and by the vote of the majority of those in attendance. Board members may participate in meetings of the Board of Directors by conference call or video conference. Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.” (v) Amendment of items (a), (b), (c), (d) e (e) of Sole Paragraph of Article 19, to clarify that the responsibilities of the Company’s Executive Officers also extend to the subsidiary companies, where those items will take force hereinafter with the following wordings, respectively: “a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled Companies, and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to: (i) call and chair the meetings of the Board of Executive Officers; (ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes; (iii) conduct the corporate administration and management, acting as supervisor and giving instructions to the other Executive Officers; (iv) recommend to the Board of Directors the areas of each Executive Officer; (v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, ad referendum of the latter; (vi) represent the Company in the shareholders meetings and/or quotaholders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to do so; (vii) receive service of process and represent the Company in court or outside it, or appoint an Executive Officer to do so; b) Of the Chief Strategy and Regulation Executive Officer, to conduct and lead the corporate strategy development of the Company and its controlled companies, coordinating the corporate planning and regulating the management processes, including the follow up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities; c) Of the Chief Finance Executive Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking loan and financing operations, treasury operations, financial and tax planning and control, and the management of activities pertaining to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market; d) Of the Chief Power Management Executive Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers; e) Of the Chief Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies;”

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(vi) Inclusion of the Sole Paragraph in Article 21, in order to insert the signature of the term of commitment to the Company’s Shareholders Agreement among the documents required for the installation in their respective positions of the members of the Board of Executive Officers, which shall take force hereinafter with the following wording:

“Sole Paragraph: The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents.” (3) As a result of the resolutions on items (1) and (2) above, to approve, by unanimous vote, without restrictions, the consolidation of the Company’s Bylaws, which shall take force hereinafter with the wording on attached document that, certified by the Presiding Board, integrates these present minutes for all purposes of law and will be filed in the Company’s headquarters. B. IN THE ORDINARY GENERAL MEETING: (1) To approve, by majority vote, as dispose on items (a) and (b) of Article 10 of Company’s Bylaws, those legally impeded abstaining from voting, the Company’s Financial Statements related to the fiscal year ended December 31, 2007, together with the Management Report, Independent Public Accountants’ Report and Fiscal Council Report, duly published in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on February 29, 2008 edition, having assessed a net income of one billion, six hundred, forty-three million, four hundred, thirty-six thousand, two hundred, sixty reais and ninety-eight centavos (R$ 1,643,436,260.98); (2) To approve, by unanimous vote, without restrictions, pursuant to item (c) of Article 10 and to Articles 29, 30 and 31 of the Company’s Bylaws, and as disposes paragraph 2 of Article 204 of Law No. 6,404/76, the following proposal for appropriation of the net income for the 2007 fiscal year: (i) Recording of a Legal Reserve, in the amount of eighty-two million, one hundred, seventy-one thousand, eight hundred, thirteen reais and five centavos (R$ 82,171,813.05); (ii) Ratification of the declaration and payment of interim dividend, à conta de lucro apurado na data-base de 30 de junho de 2007, in the amount of eight hundred, forty-two million, three hundred seventy-four thousand, eight hundred, eighty-five reais and twenty-nine centavos (R$ 842,374,885.29), pursuant to resolution of the 103rd Board of Directors’ Meeting, held on August 1, 2007, which was attributed to the mandatory dividend and paid to shareholders as of September 30, 2007; e (iii) declaration of dividend, in the amount of seven hundred, eighteen million, eight hundred, eighty-nine thousand, five hundred, sixty-two reais and sixty-four centavos (R$ 718,889,562.64, corresponding to the net income remaining balance, after allocations referred to in items (i) and (ii) above, equivalent to R$1.497964530 per common share. It is hereby recorded, pursuant to Article 33 of the Bylaws, that the dividends will be distributed as of April 28, 2008, to the shareholders owning shares on March 6, 2008, and that shares were traded “ex-dividend” at BOVESPA and at the New York Stock Exchange as of March 7, 2008. (3) To elect, by unanimous vote, without restrictions, pursuant to item (e) of Article 10 of the Bylaws, to compose the Company’s Board of Directors, with one-year

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term of office, until the Ordinary General Meeting to be held in April 2009, the list previously registered before the Company, composed by: LUIZ ANIBAL DE LIMA FERNANDES, Brazilian citizen, married, mechanical engineer, identity card (RG) 129.330, issued by SSP/MG, individual taxpayer’s register (CPF) 006.380.806 -49, resident and domiciled in the city and state of São Paulo, with business address at Avenida Engº Luiz Carlos Berrini, 1297, 14º andar, CEP 04571-010, sitting member, and DANIELA CORCI CARDOSO, Brazilian citizen, single, business administrator, identity card (RG) 23.124.007 -7, issued by SSP/SP, individual taxpayer’s register (CPF) 177.834.768 -13, domiciled in the city and state of São Paulo, with business address at Avenida Engº Luiz Carlos Berrini, 1297, 14º andar, CEP 04571-010, respective alternate member; FRANCISCO CAPRINO NETO, Brazilian citizen, married, engineer, identity card (RG) 9.199.282, issued by SSP/SP, individual taxpayer’s register (CPF) 049.976.298 -39, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, 160, Bloco 9, CEP 04134-020, sitting member, and MARCELO PIRES OLIVEIRA DIAS, Brazilian citizen, married, business administrator, identity card (RG) 27.925.160 -9, issued by SSP/SP, individual taxpayer’s register (CPF) 258.510.388 -96, resident and domiciled in the city and state of São Paulo, with business address at Rua Funchal, 160, Bloco 9, CEP 04134-020, respective alternate member; OTÁVIO CARNEIRO DE REZENDE, Brazilian citizen, married, economist, identity card 12.774 -4, issued by CRE/RJ, individual taxpayer’s register (CPF) 425.724.877 -72, resident and domiciled in the city and state of São Paulo, with business address at Praça Ramos de Azevedo, 254, 5º andar, CEP 01037-912, sitting member, and NELSON KOICHI SHIMADA, Brazilian citizen, married, engineer, identity card (RG) 5763570, issued by SSP/SP, individual taxpayer’s register (CPF) 001.231.868 -03, domiciled in the city and state of São Paulo, with business address at Avenida José César de Oliveira, 111, 8º andar, CEP 04571-100, respective alternate member; CEC¥LIA MENDES GARCEZ SIQUEIRA, Brazilian citizen, divorced, bank employee, identity card 3831951, issued by IFP/RJ, individual taxpayer’s register (CPF) 513.478.737 -91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia do Botafogo, 501, CEP 22421-030, sitting member, and HELIO CAMPAGNUCIO, Brazilian citizen, married, Federal Savings Bank employee, identity card 81.170.768 -6, issued by IFP/RJ, individual taxpayer’s register (CPF) 354.215.417 -20, resident and domiciled in the city of Brasília, Federal District, with residential address at SHIGS 711, Bloco F, Casa 39, CEP 70361-706, respective alternate member; MILTON LUCIANO DOS SANTOS, Brazilian citizen, married, Federal Savings Bank employee, identity card (RG) 269925, issued by SSP/MS, individual taxpayer’s register (CPF) 070.032.261 -20, resident and domiciled in the city of Brasília, Federal District, with business address at SBS Quadra I, Bloco A, Lote 31, Ed. Sede I, Setor Bancário Sul, CEP 70073-900, sitting member, and ARTHUR PRADO SILVA, Brazilian citizen, married, Federal Savings Bank employee, identity card 107447, issued by OAB/RJ, individual taxpayer’s register (CPF) 991.897.047 -20, resident and domiciled in the city and state of Rio de Janeiro, with business address at Praia de Botafogo, 501, 4º andar, CEP 22421-030, respective alternate member; CARLOS ALBERTO CARDOSO MOREIRA, Brazilian citizen, divorced, business administrator, identity card (RG) 8.891.984, issued by SSP/SP, individual taxpayer’s register (CPF) 039.464.818 -84, resident and domiciled in the city of Brasília, Federal District, with business address at SEPS 702/902, Conj. B, Bloco A, Ed. General Alencastro, CEP 70390-025, sitting member, and HUMBERTO PIRES GRAULT VIANNA DE LIMA, Brazilian citizen, divorced, economist, identity card 03259004-4, issued by IFP/RJ, individual taxpayer’s register (CPF) 512.243.807 -20, resident and domiciled in the city and state of Rio de Janeiro, with business address at Rua do Ouvidor, 98, 8º andar, CEP 20040-030, respective alternate member;

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and ANA DOLORES MOURA CARNEIRO DE NOVAES, Brazilian citizen, single, economist, identity card (RG) 1.651.916, issued by SSP/PE, individual taxpayer’s register (CPF) 346.152.454 -91, resident and domiciled in the city and state of Rio de Janeiro, at Rua dos Oitis, 19, Apto. 302, CEP 22451-050, sitting member. In compliance with provision in item 4.3.3 of New Market Listing Regulation and Article 14 of the Company’s Bylaws, it is hereby recorded that Ms. ANA DOLORES MOURA CARNEIRO DE NOVAES is an independent board member. The shareholders declare (i) they obtained from candidates appointed the information that they do not have any legal impediment preventing their election, pursuant to CVM Instruction No. 367/02, and (ii) the board members elected herein shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of the Board of Directors, instrument of agreement referred to by New Market Listing Regulation of São Paulo Stock Exchange, by which they shall undertake to comply with rules contained therein. The board members who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders’ Agreement filed at the Company’s headquarters. (4) To approve, by unanimous vote, without restrictions, pursuant to item (f) of Article 10 of the Company’s Bylaws, the establishment of the annual global compensation of the Company’s management, within the limit of up to one million, five hundred, twenty thousand, one hundred and nineteen reais (R$ 1,520,119.00), of which eight hundred, ninety-nine thousand, six hundred and forty reais (R$ 899,640.00) are related to the compensation of the Borad of Directors and six hundred, twenty thousand, four hundred and seventy-nine reais (R$ 620,479.00) to the remuneration of the Board of Executive Officers, including all the benefits and charges in such amount. (5) To elect, by unanimous vote, without restrictions, pursuant to item (d) of Article 10 of the Company’s Bylaws, to compose the Company’s Fiscal Council, with one-year term of office, until the Ordinary General Meeting to be held in April 2009, the list previously registered before the Company, composed by: PAULO MIDENA, Brazilian citizen, single, accountant, identity card (RG) 12.592.237 -1, issued by SSP/SP, individual taxpayer’s register (CPF) 049.362.408 -26, resident and domiciled in the city and state of São Paulo, with business address at Avenida José César de Oliveira, 111, 8º andar, CEP 05317-900, sitting member, and ELAINE CORRÊA AGUIRRE, Brazilian citizen, single, accountant, identity card (RG) 16.656.566, issued by SSP/SP, individual taxpayer’s register (CPF) 086.410.938 -50, resident and domiciled in the city and state of São Paulo, with business address at Avenida Engenheiro Luís Carlos Berrini, 1297, 14º andar, Conj. 142, CEP 04571-010, respective alternate member; FERNANDO DIAS GOMES, Portuguese citizen, married, foreigner’s identity card (RNE) W-573631-0, issued by the Federal Police Department, individual taxpayer’s register (CPF) 253.646.188 -20, resident and domiciled in the city and state of São Paulo, at Rua Germano Ulbrich, 184, Apto. 82, CEP 05717-240, sitting member, and MARCELO PALMEIRA DOS SANTOS, Brazilian citizen, married, accountant, identity card (RG) 16.754.946 -7, issued by SSP/SP, individual taxpayer’s register (CPF) 089.965.028 -71, with business address at Avenida Engº Luis Carlos Berrini, 1297/1307, 14º andar, in the city and state of São Paulo, CEP 04571-010, respective alternate member;

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PEDRO CARLOS DE MELLO, Brazilian citizen, married, Federal Savings Bank employee, identity card DF-005773/0-7, issued by CRC/DF, individual taxpayer’s register (CPF) 132.520.380 -72, resident and domiciled in the city of Brasília, Federal District, with business address at SBS, Q4, Bloco C, Ed. Sede III, 3º andar, CEP 70070-140, sitting member, and CLAUDIONOR FRANCISCO BARBOSA, Brazilian citizen, married, bank employee, identity card (RG) 39.255.27, issued by SSP/SP, individual taxpayer’s register (CPF) 005.019.131 -49, resident and domiciled in the city of Vinhedo, state of São Paulo, with address at Rua Casa Branca, 252, CEP 13280-000, respective alternate member; FRANCISCO DJALMA DE OLIVEIRA, Brazilian citizen, married, bank employee, identity card (RG) 1384893, issued by SSP/CE, individual taxpayer’s register (CPF) 293.166.774 -91, resident and domiciled in the city of Brasília, Federal District, at Rua C, Casa 04, Lago Sul, CEP 71680-358, sitting member, and DAGILDO DE JESUS RODRIGUES, Brazilian citizen, married, bank employee, identity card (RG) 66798, issued by SSP/MA, individual taxpayer’s register (CPF) 002.310.613 -15, resident and domiciled in the city of Campinas, state of São Paulo, at Rua Coronel Quirino, 320, Apartamento 74, CEP 13025-000, respective alternate member; MARTIN ROBERTO GLOGOWSKY, Brazilian citizen, married, attorney, identity card (RG) 4.700.146, issued by SSP/SP, individual taxpayer’s register (CPF) 861.682.748 -04, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, 2.477, 10º andar, CEP 01419-907, sitting member, and TEMOTEO ROBERTO BRITO DE MIRANDA, Brazilian citizen, married, insurance company employee, identity card (RG) 18.120.532, issued by SSP/SP, individual taxpayer’s register (CPF) 084.266.408 -42, resident and domiciled in the city and state of São Paulo, with business address at Alameda Santos, 2477, 6º andar, CEP 01419-907, respective alternate member. (6) To approve, by unanimous vote, without restrictions, pursuant to item (f) of Article 10 of the Company’s Bylaws, and to Article 162, Paragraph 3 of Law No. 6,404/76, to set out the annual global compensation of the Company’s Fiscal Council, within the limit of up to two hundred, sixty-four thousand and six hundred reais (R$ 264,600.00), respecting, for each member in office, the minimum amount not less than ten per cent (10%) of the compensation, which on average, is attributed to each Executive Officer, not estimating benefits, proxy fees and profit sharing. VIII. Closure: Nothing else to be discussed, the Chaiman adjourned the meeting to draw up these minutes. Reopened the session, the minutes were read and approved by attending people, signed by the Chairman, by the Secretary and by attending shareholders.

Luiz Anibal de Lima Fernandes Chaiman	Gisélia Silva Secretary

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     VBC Energia S.A.
by its legal representative Mr. Francisco Caprino Neto and
by its attorney-in-fact, Ms. Luciane de Castro Cortez

     521 Participações S.A.
by its attorney-in-fact, Ms. Maria Teresa Simão

     Bonaire Participações S.A.
by its attorney-in-fact, Ms. Gisélia Silva

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(Continued pages of signatures of the Minutes of the Extraordinary and Ordinary General
Shareholders’ Meetings held on April 9, 2008)

The Bank of New York Mellon
represented by Banco Bradesco S.A.,
by its attorneys-in-fact, Ms. Ludy Mila Martiniuk Ladeira and
Ms. Cilene Afra Ramos Nery

Norges Bank; Vanguard Investment Series, PLC; Stichting Pensioenfonds ABP; JP
Morgan Tr and Dep Comp Lim asTr of Schr Global Quant Core Eq FD; JP Morgan
Investment Funds
represented by HSBC Corretora de Títulos e Valores Mobiliários S.A., by its attorney-in-fact, Ms. Anali Penteado Buratin

The Master Trust Bank of Japan, Ltd.RE:MTBC400035147; Vanguard Emerging
Markets Stock Index Fund; Vanguard FTSE All-World Ex-Us Index Fund; The Sei
Emerging Markets Equity Fund; Schwab Fundamental Emerging Markets Index Fund;
Kodak Retirement Income Plan; John Deere Pension Trust; UPS Retirement Plan;
Florida Retirement System Trust Fund; Ohio School Employees Retirement System;
The Texas Education Agency; State Street Emerging Markets; Brazil Msci Emerging
Markets Index; Russell Investment Co Emg Mkts Fd; Eaton Vance Tax-Managed
Emerging Markets Fund; IBM Savings Plan; State Street Bank and Trust Company
Investment Funds; Russell Investment Company Public Limited Company; John
Hancock Trust International Equity Index Trust B; John Hancock Trust Internacional
Equity Index Trust A; John Hancock Funds II: International Equity Index Fund; The
California State Teachers Ret; The Public School Retirement System of Missouri; The
Public Education Employee Retirement System of Miss; Eaton Vance Structured
Emerging Markets Fund; College Retirement Equities Fund; Emerging Markets Equity
Managers: Portfolio 1 Offshore; The Emerging Markets Series of the DFA Inv. Trust
Co; Stichting Pensioenfonds Metaal en Techniek; Schroder Brics Equity Mother Fund;
Wilmington Multi-Manager International Fund; Balentine International Equity Fund
Select, L.P.; State of California Public Employee; Colorado Public Employees Ret; The
Future Fund Board of Guardians; Ishares Msci Brazil (Free) Index F; Barclays Global
Investors N.A.; Emerging Markets Sudan Free Equity; Ishares Msci Bric Index Fund;
PSP Foreign Equity Fund; Wells Fargo Master Trust Diversified Stock Portfolio
represented by Citibank, N.A.,
by its attorney-in-fact, Ms. Anali Penteado Buratin

Miguel Agostinho Guardia

Fabio Gilberto da Silveira Bueno

Gilberto Rocha da Silveira Bueno

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ATTACHMENT TO THE MINUTES OF THE EXTRAORDINARY AND ORDINARY
GENERAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 9, 2008

BYLAWS CHAPTER I NAME, OBJECT, REGISTERED OFFICE AND DURATION Article 1 - CPFL ENERGIA S.A. shall be governed by these Bylaws and the applicable legislation. Article 2 - The Company has as its Corporate Object to: (a) foster enterprises in the electricity generation, distribution, transmission and sale industry and related activities; (b) provide services in electricity, telecommunications and data transmission transactions, as well as provide technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and (c) hold interest in the capital of other companies engaged in activities similar to the ones performed by the Company, especially companies having as object fostering, building, setting up and commercially operating projects for the electricity generation, distribution, transmission and sale and related services. Article 3 - The Company, with its registered office and jurisdiction in the city of São Paulo, State of São Paulo, may open and close down branches, agencies, offices or representations in any places of the national territory or abroad, by resolution of the Board of Directors. Article 4 - The duration term of the Company is undetermined. CHAPTER II CAPITAL STOCK, SHARES AND SHAREHOLDERS Article 5 - The subscribed and paid in capital is of four billion, seven hundred and fourty-one million, one hundred and seventy-five thousand, two hundred and fourty-one reais and eighty-two centavos (R$ 4,741,175,241.82) divided into four hundred and seventy-nine million, nine hundred and ten thousand, nine hundred and thirty-eight (479,910,938) common, book-entry shares with no par value. Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) common shares. Paragraph 2 - Up to the limit of the authorized capital, shares, debentures convertible into shares or subscription bonuses may be issued upon resolution of the Board of Directors, irrespective of amendment to the Bylaws. The term for the exercise of preemptive rights in the context of capital increases by means of private subscriptions shall not be shorter than thirty (30) days. The Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control with or without the exercise of preemptive rights or with a reduced term for the exercise of preemptive rights, subject to the approval of the Board of Directors, pursuant to the provisions of Article 172 of Law 6,404/76. In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issue as well as the term for the exercise of the preemptive right, if any. Paragraph 3 - The Board of Directors shall set the price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and pay up, except for the payment in property, which shall depend on the approval by the Shareholders Meeting, in accordance with the Law. Paragraph 4 - The shares shall be paid in at sight. Paragraph 5 - The shareholder who fails to pay in the subscribed shares, in the form of subscription bulletin or of call, shall be declared, for all legal purposes, in default and shall pay the Company interest at one per cent (1%) per month or fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation as allowed by law added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid up.

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Paragraph 6 - By resolution of the Board of Directors, the Company may acquire shares issued by it for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or placed again on the market, with due regard to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and other applicable legal provisions. Paragraph 7 - The shares are indivisible as to the Company and each share shall entitle to one (01) vote in the Shareholders Meetings. Paragraph 8 - The Company, by resolution of the Board of Directors, shall retain book-entry shares services with a financial institution authorized by the CVM to provide such services, and the shareholders may be charged for the cost of the service of transferring the ownership of book entry shares pursuant to the provisions of Paragraph 3 of Article 35 of Law 6,404/76, according to the terms to be defined in the Custody Agreement. Article 6 - Within the limit of the authorized capital, the Company may grant share purchase options to its managers and employees, or individuals providing services to the Company or to companies controlled by the Company, without the right of first refusal to the shareholders, based on plans approved by the Shareholders Meeting. Article 7 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, in the conditions that, by recommendation of the Board of Directors, are approved by the Shareholders Meeting. The rule of Paragraph 2, Article 5, in fine, shall apply to the issue of debentures convertible into shares. Sole Paragraph – Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may resolve on the issue of simple debentures, not convertible into shares and without security interest. Article 8 - It is prohibited to the Company to issue preferred shares or beneficiary parts. CHAPTER III THE BODIES OF THE COMPANY Article 9 - The bodies of the Company are: I - the Shareholders Meeting; II - the Board of Directors; III - the Board of Executive Officers; IV - the Fiscal Council. SECTION I The Shareholders Meeting Article 10 - The Shareholders Meeting shall meet ordinarily by April 30 of each year, pursuant to the law, in order to: a) take the management accounts referring to the last fiscal year; b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council; c) resolve on the allotment of the net profit of the fiscal year and distribution of dividends; d) elect the effective and deputy members of the Fiscal Council; e) elect the effective and deputy members of the Board of Directors; and f) set the global fees of the members of the Board of Directors and of the Board of Executive Officers, as well as the fees of the Fiscal Council. Article 11 - The Shareholders Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law. Sole Paragraph - In addition to the matters under its responsibilities provided in the law and in these Bylaws, the Extraordinary Shareholders Meeting shall approve: a) the cancellation of the registration as a Publicly-Held Company with the CVM; b) the withdrawal from the New Market (“New Market”) of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - Bovespa); c) the election of a specialized company responsible for determining the economic value of the Company for the purposes of the public offering provided in Chapters VII and VIII of these Bylaws, from a list with three companies named by the Board of Directors; d) plans for the granting of share purchase options to members of management and employees of the Company and companies directly or indirectly controlled by the Company without the exercise of preemptive rights by the shareholders.

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Article 12 - The Shareholders Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by his Deputy, or in the absence of the Deputy Chairman, by any other member of the Board of Directors. The Chairman shall elect the Secretary. Sole Paragraph - The Chairman or the presiding officers of the Meeting, as the case may be, shall observe and make sure the provisions of the shareholders agreement are fulfilled and shall not compute a vote that infringes its dispositions. Article 13 - The shareholders may be represented in the Shareholders Meetings by a proxy, constituted pursuant to Paragraph 1, art. 126, of Law No. 6,404/76, provided that the proxy document has been deposited at the registered office no later than twenty-four (24) hours from the time scheduled to hold the Shareholders Meeting. SECTION II The Board of Directors Article 14 - The Board of Directors shall be composed of at least seven (7) and not more than nine (9) members, elected by the Shareholders Meeting, of whom a minimum of twenty per cent (20%) shall be Independent Board Members. Paragraph 1 - If in the observance of the percentage referred to in the caption hereof, the number of Directors results in a fraction, the number will be rounded to the nearest whole number: (i) immediately superior, if the fraction is equal to or higher than five decimals (0.5); or (ii) immediately inferior, if the fraction is inferior than five decimals (0.5) . Paragraph 2 - For the purposes of this Article, “Independent Board Member” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last 3 (three) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been a senior manager of the Company or employed by or worked for the Company, the controlling shareholder or any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products or both, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies services or products or both to, or buys these from, the Company; (vi) is not a spouse or a relative to the second degree of any Senior Manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock). Paragraph 3 - The Board of Directors shall have a Chairman and a Deputy Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors. Paragraph 4 - The Shareholders Meeting may elect deputy members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in his(their) absence(s) or occasional impediment(s), being observed the dispositions set out in Article 17 Paragraph 1 of these Bylaws. Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection admitted.

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Sole Paragraph - Upon termination of the term of office, the members of the Board of Directors shall remain in their positions until their successors take office. Article 16 - The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adheres to the New Market. Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents. Article 17 - In the event of any vacancy in the Board of Directors, it shall be taken pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the registered office. Paragraph 1 - In his absence or temporary impediments, the Chairman of the Board of Directors shall be substituted in its functions, by the Deputy Chairman or, in the absence of his Deputy, by another Member of the Board of Directors that he may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors. Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Deputy Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his duties for the remaining term. Article 18 - The duties of the Board of Directors are to: a) elect the Chief Executive Officer and the other Executive Officers, and it may remove them at any time, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders Meeting; b) set the general business guidelines of the Company, previously approving its business policies, projects, annual budgets and five-year business plan, as well as their annual revisions; c) supervise the management of the Executive Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chairman, information about contracts executed, or about to be executed, and any other acts; d) call the Shareholders Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws; e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders Meeting the allotment of the net profit of each fiscal year; f) approve the retaining of depositary institutions for the rendering of book entry shares services; g) resolve on the capital increase and the issue price of the Company’s shares and subscription bonuses, in accordance with the provisions in these Bylaws; h) resolve on the conditions and opportunity to issue the debentures contemplated in items VI to VIII, Article 59, of Law No. 6,404/76, as provided in Paragraph 1 of the same Article; i) resolve on the conditions to issue promissory notes for public distribution according to the terms of the legislation in force; j) resolve on the election and/or removal of the independent auditors of the Company; k) resolve on the taking of loans or debt assumption resulting in the Company’s indebtedness beyond the limits provided in the annual budget or five-year plan; l) select three entities qualified to determine the economic value of the Company for the purposes of the tender offers contemplated by Chapters VII and VIII of these Bylaws; m) resolve on the acquisition, of any fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and on the disposal or lien of any fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00);

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n) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares; o) authorize the prior and express execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00); p) previously and expressly approve the execution of contracts of any nature in a global amount higher than twenty million reais (R$ 20,000,000.00), even if concerning expenses provided in the annual budged or in the five-year business plan; q) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders Meeting; r) resolve on the incorporation and winding up of subsidiary companies and on the acquisition or disposal of interest in other companies; s) resolve on any change in the Company’s human resources policy that may have a substantial impact on the costs; t) call for examination, at any time, any matter in connection with the Company’s business, even if not comprised in the listing of this Article, and hand down a decision for mandatory performance by the Board of Executive Officers; u) establish any type of guarantee not involving fixed assets by the Company and its Subsidiaries, in business concerning its interests and activities, in an amount equal to or higher than twenty million reais (R$ 20,000,000.00), and establish any type of guarantee involving fixed assets by the Company and its Subsidiaries, in business concerning its interests and activities, in an amount equal to or higher than two million reais (R$ 2,000,000.00); v) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accumulated profits or of profit reserves pursuant to the legislation in force, as well as declare interest on own capital; w) resolve on the establishment of Committees to advise it on the resolution of specific matters within the scope of its duties; x) approve the internal regulation of the Board of Directors and Committees to be established; y) approve and submit to the Shareholders Meeting a plan for the granting of share purchase options to members of management and employees of the Company and companies directly or indirectly controlled by the Company; z) previously approve any amendment to a concession contract executed by the Company or any directly or indirectly controlled company, or associated companies; aa) approve the Company’s annual calendar of events, in accordance with the Regulation of the Bovespa’s New Market; ab) exercise the other powers conferred upon it by the law or by these Bylaws; and ac) resolve on any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company. Paragraph 1 - The meetings of the Board of Directors shall be held at least once a month, they may however be held more frequently if the Chairman of Board of Directors so requests, by his own initiative or at the request of any of its member, validly resolving with the presence of the majority of the board members (with the mandatory presence among them of the Chairman or Deputy Chairman) and by the vote of the majority of those in attendance. Board members may participate in meetings of the Board of Directors by conference call or video conference. Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary. Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

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Paragraph 4 - In the event of a tie, the Chairman of the Board of Directors and, in his absence, the Deputy Chairman shall have, in addition to the regular vote, the casting vote. Paragraph 5 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members. Paragraph 6 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be instated on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, except with the presence of all the members of the Board of Directors and with their express agreement with the new agenda. Paragraph 7 - Board member may vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting. SECTION III The Board of Executive Officers Article 19 - The Board of Executive Officers shall be composed of seven members, one of them to act as Chief Executive Officer, one as Chief Strategy and Regulation Executive Officer, one as Chief Finance Executive Officer, who shall also perform the duties of Executive Officer for Relations with Investors, one as Chief Power Management Executive Officer, one as Chief Power Distribution Executive Officer, one as Chief Power Generation Executive Officer, and one as Chief Administrative Officer. Sole Paragraph - The respective duties of the members of the Board of Executive Officers are: a) Of the Chief Executive Officer, to conduct all the businesses and the general management of the Company and its controlled Companies, and to perform the other duties that are assigned to him by these Bylaws, by the Board of Directors and further, as its exclusive duty, to: (i) call and chair the meetings of the Board of Executive Officers; (ii) grant leave to the members of the Board of Executive Officers and appoint their substitutes; (iii) conduct the corporate administration and management, acting as supervisor and giving instructions to the other Executive Officers; (iv) recommend to the Board of Directors the areas of each Executive Officer; (v) make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, ad referendum of the latter; (vi) represent the Company in the shareholders meetings and/or quotaholders meetings of the Company and companies where the Company holds an interest, or appoint an Executive Officer or attorney-in-fact to do so; (vii) receive service of process and represent the Company in court or outside it, or appoint an Executive Officer to do so; b) Of the Chief Strategy and Regulation Executive Officer, to conduct and lead the corporate strategy development of the Company and its controlled companies, coordinating the corporate planning and regulating the management processes, including the follow up of the updates in the electric industry regulations; and to assess the potential as well as to plan the development of new businesses of electricity generation and distribution and related or complementary activities; c) Of the Chief Finance Executive Officer, to conduct and lead the administration and management of the financial activities of the Company and its controlled companies, including the investment analysis and definition of risk limits, recommending and undertaking loan and financing operations, treasury operations, financial and tax planning and control, and the management of activities pertaining to the Company’s Accounting and that of its controlled companies, also with the duty to act as representative of the Company and its controlled companies in the relations with investors and the capital market;

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d) Of the Chief Power Management Executive Officer, to conduct the Company and its controlled companies power sale operations, planning and carrying out the power purchase and sale operations, with due regard to the adequate risk management; planning and executing commercial services as well as to develop and offer aggregated value services to major customers; e) Of the Chief Power Distribution Executive Officer, to conduct the electric power distribution business, approve the drafting and accomplishment of technical and business policies and procedures to serve consumers, to be in charge of the planning, operation and maintenance of the electric system, the engineering and asset management of the Company and its controlled companies, with due regard to the adequate standards of business profitability and quality as defined by the Granting Authority; also with the duty to recommend and manage the investments in connection with the power distribution business of the Company and its controlled companies; f) Of the Chief Power Generation Executive Officer, to conduct the electricity generation business, answering for the operations of the affiliated and subsidiary companies engaged in this area; to recommend, examine, evaluate, plan and implement new projects and investments in electricity generation that are in line with the strategic planning of the Company and its controlled companies; and g) Of the Chief Administrative Officer, to direct and lead the information technology, procurement supplies, infrastructure and administrative logistics activities of the company and its subsidiaries; to direct the organizational management processes and systems and propose and/or divulge the internal rules; he is also responsible for proposing, examining, assessing, planning and implementing new projects and investments pertinent to these activities, in line with the strategic planning of the company and its subsidiaries. Article 20 - The term of office of the members of the Board of Executive Officers shall be of two (2) years, reelection admitted. Sole Paragraph - Once the term of office expires, the members of the Board of Executive Officers shall remain in their offices until their successors take office. Article 21 - The members of the Board of Executive Officers shall be vested in their respective offices by signing the proper term, drawn up in the book of the meetings of Board of Executive Officers, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they commit to comply with the rules set forth therein in respect of the adhesion of the Company to the New Market. Sole Paragraph - The members of the Board of Executive Officers will also sign a term of commitment to the provisions of the Shareholders’ Agreement, by means of which they state that they are fully aware of its contents. Article 22 - In the event of vacancy of any of the Executive Officer positions, the Chief Executive Officer shall appoint, among the other Executive Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Chairman of the Board of Directors – or, in case of his impediment, the Chief Finance Executive Officer, shall perform his duties until the substitute is elected. Paragraph 1 - The Chief Executive Officer, during his temporary impediments shall be substituted by another Executive Officer to be appointed by the Board of Directors. Paragraph 2 - In the event of absence or temporary impediment, the other Executive Officers shall be substituted by another Executive Officer of the Company, appointed by the Chief Executive Officer.

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Article 23 - The duties of the Board of Executive Officers are to: I - Perform all acts necessary to the regular operation of the Company; II - Submit to the Board of Directors the Company Policies and Strategies; III - Submit to the Board of Directors any proposal for a capital increase or amendment to the Bylaws; IV - Recommend to the Board of Directors (i) the acquisition of any fixed assets in an amount equal to or higher than twenty million reais (R$ 20,000,000.00) and the disposal or lien of any fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than twenty million reais (20,000,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than two million reais (R$ 2,000,000.00) by the company and its subsidiaries, in business concerning its interests and activities, and (iii) the execution of agreements by the Company with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than five million reais (R$ 5,000,000.00); V - Submit to the Board of Directors an annual calendar, informing the scheduled corporate events and containing at least the information set out in the Bovespa’s New Market Regulation; VI - Submit to the Board of Directors the five-year plan, as well as its annual revisions and the annual budget. Article 24 - The Board of Executive Officers shall meet upon call of the Chief Executive Officer, with the majority of its members. Sole Paragraph - The decision of the Board of Executive Officers shall be made by the majority of the votes of the members in attendance and the Chief Executive Officer shall have the casting vote in case of a tie. Article 25 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one sole Executive Officer, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-fact. Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) Executive Officers, one of them being the Chief Executive Officer; (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, not allowed its substitution, with the exception of the “ad judicia” powers of attorney, which may be granted for an undetermined period of time. Paragraph 2 - With due regard to provisions herein, the Company may be represented by one sole Executive Officer or attorney-in-fact (i) to perform merely administrative routine acts, including before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (ii) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (iii) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (iv) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company and (v) and to receive summons, service of process, notifications or writs, or further to represent the Company in Court. Paragraph 3 - It is prohibited to the Executive Officers and attorneys-in-fact to perform any acts alien to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, the acts performed in violation of provision herein being without effect as to the Company.

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Article 26 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors. Article 27 - The Chief Executive Officer may remove any member of the Board of Executive Officers, and shall inform his decision and the reasons supporting it and the removal shall be formalized in the subsequent meeting of the Board of Directors. The duties of the removed Executive Officer, until the appointment of the substitute, shall be performed by the Executive Officer assigned by the Chief Executive Officer. SECTION IV The Fiscal Council Article 28 - The Fiscal Council, with due regard to legal provisions, shall be composed of three (3) to five (5) effective members and an equal number of deputies, with a term of office effective until the Ordinary Shareholders Meeting subsequent to their election, reelection allowed. Paragraph 1 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council, as well as the statement of consent referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set out therein upon the adhesion of the Company to the New Market. Paragraph 2 - The fees of the Fiscal Council members shall be set by the Ordinary Shareholders Meeting. Paragraph 3 - The duties of the Fiscal Council are the ones set in the law and it shall function permanently. CHAPTER IV THE FISCAL YEAR Article 29 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All the financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the cash balance and cash equivalents, broken down in operation, financing and investment flows. The financial statements of the fiscal year, after opinion of the Board of Directors and Fiscal Council, shall be submitted to the Ordinary Shareholders Meeting, together with a proposal for the allotment of the fiscal year result. Paragraph 1 - The financial statements of the Company shall further be prepared in accordance with the international US GAAP or IAS GAAP standards, in reais or US dollars, and shall be disclosed in full, in the English language, together with the management report and explanatory notes. Paragraph 2 - The Company and its management members, at least once a year, shall hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives. Paragraph 3 - The net profit of the fiscal year shall be mandatory allotted as follows: a) five per cent (5%) to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock; b) payment of mandatory dividend, with due regard to provision in Article 31 hereof; c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allotted to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock. Article 30 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

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Article 31 - By resolution of the Board of Directors, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Ordinary Shareholders Meeting that resolves on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Ordinary Shareholders Meeting shall resolve on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance. Article 32 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare the balances for shorter periods. Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six months, or to the account of accumulated profits or profit reserves existing in the last balance sheet or semiannual balance. Paragraph 2 - The Board of Directors may declare interest over the own capital, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allot them to the payment of the minimum mandatory dividend. Article 33 - The dividends, except as otherwise resolved by the Shareholders Meeting, shall be paid no later than sixty (60) days from the date of the resolution on their distribution and, in any case, within the fiscal year. Article 34 - In the fiscal years when the minimum mandatory dividend is paid, the Shareholders Meeting may allot to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution. Article 35 - The dividends that are declared shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years from the date the respective payment starts, they shall be time barred in favor of the Company. CHAPTER V WINDING UP Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall resolve on how the liquidation will take place and appoint the liquidator. CHAPTER VI DISPOSAL OF CONTROL Article 37 - The disposal of the Company’s control, directly or indirectly, whether it is done in a single transaction or in a series of transactions, must be done on the suspended or resolving condition that the buyer undertakes to make a public tender offer to acquire all shares held by the other shareholders in the Company. This public tender offer must comply with the law and with New Market Listing Regulation and the other shareholders must be given the same treatment as the selling controlling shareholder. Sole Paragraph - The Public Offering referred to in the caption hereof shall be further required in the event of assignment against payment of preemptive rights in the subscription of shares and other instruments or rights in connection with the securities convertible into shares, which comes to result in the disposal of the Company’s control and in the event of disposal of the control of a company holding control of the Company, in which case the controlling shareholder making the disposal shall be obliged to declare to the Bovespa the amount allotted to the Company in such disposal and to attach the documents evidencing such amount. Article 38 - The public offering contemplated in the caption of Article 37 shall also apply in the event the acquirer of the control is anyone who already owns the Company’s shares and acquires the Company’s control through a private share purchase agreement with the Controlling Shareholder, regardless of the number of shares involved. In this case, the acquirer shall reimburse the shareholders from whom it purchased shares on stock exchange in the six (6) months prior to the date of the disposal of control and pay them the difference between the price paid to the controlling shareholder disposing of the shares and the amount paid on the stock exchange, as duly adjusted for inflation.

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Sole Paragraph - The controlling shareholder, on the occasion of any disposal of the Company’s control, shall not transfer the title to his shares while the purchaser has not executed the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement executed by the Company, by means of which they shall commit to comply with the rules set forth therein. Likewise, the Company’s management members shall not register any transfer of shares to the purchaser while such term is not signed. Additionally, the Company will not register any transfer of shares to the buyer or to whoever holds its control, until the latter signs the statement of consent from controlling shareholders referred to at the Bovespa’s New Market Agreement. Likewise, the Company must not file any shareholders’ agreements that provide for the exercise of control until the parties to the agreement have signed a statement of consent from controlling shareholders. CHAPTER VII CANCELLATION OF REGISTRATION AS PUBLICLY-HELD COMPANY Article 39 - Without prejudice to legal and regulation provisions, the cancellation of the Company’s registration as a publicly-held company with the CVM shall be preceded by a public offering for the acquisition of shares and shall have as minimum price, mandatory, the value of the Company and of its shares that comes to be determined in the appraisal report by a specialized company using the Economic Value of the shares as the criterion to calculate the fair price of the outstanding shares of the Company, pursuant to Paragraph 4, Article 4, of Law No. 6,404/76, by using an acknowledged methodology or based on another criterion that comes to be defined by the CVM. Paragraph 1 - With due regard to the other terms of the New Market Listing Regulation of the Bovespa, these Bylaws and the legislation in force, the public offering for the cancellation of registration may also contemplate the exchange for securities of other publicly-held companies, to be accepted at the discretion of the offered party. Paragraph 2 - The cancellation shall be preceded by an Extraordinary Shareholders Meeting that shall resolve specifically on such cancellation. Article 40 - In the event the appraisal report referred to in Article 39 is not ready by the time the Extraordinary Shareholders Meeting is called to resolve on the cancellation of the publicly-held company registration, the controlling shareholder, or shareholders group holding the control of the Company, shall inform such meeting of the maximum value per share or lot of one thousand shares at which the public offering shall be accomplished. Paragraph 1 - The public offering shall be conditioned to the value calculated in the appraisal report referred to in Article 39 not being higher than the value disclosed by the controlling shareholder, or shareholders group that holds the Company’s control, in the meeting referred to in the caption of this Article. Paragraph 2 - In the event the value of the shares as determined in the appraisal report is higher than the value informed by the shareholder or shareholders group that holds the control, the resolution referred to in the caption hereof shall be automatically cancelled, and such fact shall be fully disclosed to the market, except if the shareholder who holds control expressly agrees to carry out a public offering at the value calculated in the appraisal report. Article 41 - The appraisal report shall be prepared by a specialized company, with proved experience and independence as to the decision-making power of the Company, its management members and/or controlling shareholder, and shall further meet the other legal requirements. The party making the offer must pay all the costs of preparing the appraisal report.

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Sole Paragraph - The General Meeting of Shareholders has exclusive responsibility for choosing the specialized company that will determine the Company’s economic value, and will choose from among three (3) nominees submitted by the Board of Directors. The resolution must be passed by a majority of the votes of shareholders representing free float who are present at the General Meeting, not counting blank votes. If the General Meeting is instated on the first call, it must have a quorum of shareholders representing at least twenty per cent (20%) of the total free float. If the General Meeting is instated on the second call, it can have any number of shareholders representing free float. CHAPTER VIII WITHDRAWAL FROM THE NEW MARKET Article 42 - The Company may delist from the New Market at any time, as long as the delisting has been approved at a General Meeting of Shareholders and has been reported in writing to Bovespa at least thirty (30) days in advance. The controlling shareholder, or shareholders group holding the control of the Company, must make a public offer to acquire the other shareholders’ shares either if the company’s delisting from the New Market is because of registration of its securities for trades outside the New Market, or because of a corporate reorganization whereby the resulting company does not qualify for trading its securities on the New Market. In both cases, the minimum price of the public offer must be based in the Economic Value determined according to the appraisal report referred to in Article 41 herein. Paragraph 1 - The public offering provided herein shall abide, as applicable, by the public offering rules for cancellation of the publicly-held company registration with the CVM, governed by Articles 39, 40 and 41 above. Paragraph 2 - Whenever the Company’s delisting from the New Market is due to cancellation of registration as a publicly-held company, a General Meeting of Shareholders, as described in the caption of this Article, is not required. CHAPTER IX TRANSACTIONS WITH ASSOCIATED PARTIES Article 43 - The Company shall disclose to the market in general, according to the regulation in force, complete information about all and any agreement executed by the Company and its affiliated and subsidiary company(ies), its management members, its controlling shareholder, and further between the Company and affiliated or subsidiary company(ies) of the management members and the controlling shareholder, as well as with other companies that integrate the same group in fact or in law with any of these persons, whenever one sole agreement or successive agreements, with or without the same purpose, in any period of one year, reach an amount equal to or higher than two hundred thousand reais (R$ 200,000.00) or an amount equal to or higher than one per cent (1%) over the Company’s net worth, considering the one that is higher. CHAPTER X ARBITRATION Article 44 - The Company, its controlling shareholders, senior managers and the Fiscal Council members agree to refer to arbitration any and all disputes and controversies arising out or related to, particularly regarding the enforcement, validity, effectiveness, construction, violation and related effects, of the legal provisions of Brazilian Corporation Law, these Bylaws, the rules issued by the Brazilian Monetary Council, the Central Bank of Brazil and the CVM, as well as all other rules governing capital markets in general besides those mentioned on the Bovespa’s New Market Listing Regulation, the New Market Agreement, the arbitration rules and the Market Arbitration Panel Rules. The arbitration shall be conducted by the Market Arbitration Chamber established by the Bovespa. C

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HAPTER XI FINAL PROVISIONS Article 45 - The Company shall abide by the shareholders agreements, filed at its registered office, which provide for restrictions to the outstanding shares, right of first refusal in the acquisition thereof, exercise of vote, or control power, in the Shareholders Meetings and in the meetings of the Board of Directors, and shall cause (i) the depositary financial institution to annotate them in the deposit account statement furnished to the shareholder; and (ii) the Chairman of the Meeting of the Board of Directors or the presiding officers of the Shareholders Meeting, as the case may be, to refuse the validity of vote against its provisions. Article 46 - The monetary values referred to in Articles 18 and 23 of these Bylaws are those monetary values mentioned on the Shareholders Agreement and shall be adjusted for inflation, in the beginning of each fiscal year, based on the IGP-M variation announced by Getúlio Vargas Foundation (Fundação Getúlio Vargas – FGV) that occurred in the previous fiscal year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchase power of the national currency that occurred in the period.

Luiz Anibal de Lima Fernandes Chairman	Gisélia Silva Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.